A.M. Best Company, Inc.


A.M. Best Company, Inc.
(Board of Directors)
A.M. Best Europe
Limited
(Dormant)
A.M. Best Europe –
Information Services
Limited
(Board of Directors)
A.M. Best Rating Services, Inc.
(Board of Directors)
A.M Best Europe Rating Services
Limited
(Board of Directors)
A.M. Best America Latina, S.A. de C.V
(Board of Directors)
A.M. Best Asia-Pacific
Limited
(Board of Directors)
A.M. Best Asia-Pacific
(Singapore) Pte. Ltd.
(Board of Directors)

A.M. Best Rating Services, Inc.

Organization Structure


President & Chairman
A.M. Best Rating Services, Inc.
Senior Vice President
Information Services
Vice President
Application Services
Vice President
Rating Systems
Assistant Vice President
BestLink
Assistant Vice President
Technical Engineering Services
Execute Vice President & COO
Rating Services
AMBRS
Senior Managing Director & Chief Rating Officer
Managing Director
North American Property Casualty
Managing Director
PC Reinsurance & Large Commercial
Managing Director
North American & Caribbean Life Health Ratings
Senior Director
Insurance-Linked Securities
Managing Director
Rating Operations
Managing Director
Credit Rating Criteria
Senior Director
Data Management
Senior Managing Director
Business Development, Support & Building Engineering
Director
Public Relations
Director
Business Development
Director
Building Engineering Services
Chief Executive Officer
EMEA/AMBAP & Chairman AMBAPS
Managing Director
Market Development & Information Services
AMBERS
Compliance Officer
AMBERS
Compliance Officer
AMBAP & AMBAPS
Director Human Resources & Operations
AMBERS
Finance Director
Accounting
AMBERS & AMBAP
Managing Director
Analytics
AMBERS
Senior Director
AMBERS
Managing Director
Analytics
AMBAP & AMBAPS
Managing Director
Market Development
AMBAP & AMBAPS
Senior Managing Director
Industry Relations Americas & AMBAL
Managing Director
Capital Markets
Managing Director
AMBAL
Associate Director
Compliance
AMBAL
Senior Managing Director & Chief Compliance Officer
Senior Director
Regulatory Research & Risk Analysis
Director
Compliance
Director
Compliance Internal Testing
Director
Compliance Reporting
Vice President